Filed Pursuant to Rule 433

to Prospectus dated November 2, 2017

Registration Statement No. 333-221291

Email to Employees, May 24, 2018

As announced earlier this year, employees and contractors can enroll in Dominion Energy Reliability Investment, or DERI. The program is off to a great start, and we are pleased to announce an increase in interest rates.

Investment Balance	New Rates
Under $10,000	1.60%
$10,000 to $49,999	1.70%
$50,000 and above	1.80%

To learn more about DERI and enroll:

•	Visit the DERI website on DomNet, where you’ll find a printable application and additional resources such as a prospectus and FAQs.

•	Call the DERI customer service center at (866) 876-0001 to request a full enrollment kit by mail. The kit includes the application and other information also available on the DERI website.

We encourage you to explore this unique program and welcome your questions. Please direct inquiries to DERI@dominionenergy.com

Related links:

Watch Chet Wade and Jim Chapman discuss the DERI program

Enrollment now open for Dominion Energy Reliability Investment

Dominion Energy, Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus that is included in that registration statement, as well as the other documents that Dominion Energy, Inc. has filed with the SEC, for more complete information about Dominion Energy, Inc. and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov or the DERI website on DomNet. Alternatively, Dominion Energy, Inc. will arrange to send you a prospectus if you request it by calling toll free at 866.876.0001.